

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2023

Lei Zhang
Director and Chief Executive Officer
Cheche Group Inc.
8/F, Desheng Hopson Fortune Plaza
13-1 Deshengmenwai Avenue
Xicheng District, Beijing 100088, China

>   **Re: Cheche Group Inc.**
>   **Registration Statement on Form F-4**
>   **Filed July 24, 2023**
>   **File No. 333-273400**

Dear Lei Zhang:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4 filed July 24, 2023

General

1.   We note your disclosure that Prime Impact, HoldCo and CCT will not consummate the Business Combination without first completing the CSRC filing, even if the securityholders of Prime Impact have approved the Business Combination in the extraordinary general meeting. Please advise us where you are in the process of completing the CSRC filing, and explain to us your plan if there is a delay even after the business combination may be approved at the meeting.

Exhibits

2.   Please refer to paragraph 7, which begins with the assumption that the Company has been

duly incorporated. Please revise to remove assumptions (i) - (vi) in paragraph 7, or advise. For guidance, please refer to Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ben Phippen at 202-551-3697 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Dan Espinoza